                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                            -----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            METROTRANS CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)

                                  592665 10 3
                                (CUSIP Number)

                               D. Michael Walden
                              200 Westpark Drive
                                   Suite 220
                         Peachtree City, Georgia 30269
                                (770) 229-5995
--------------------------------------------------------------------------------
(Name, address and telephone number of Person Authorized to Receive Notices and
                                Communications)

                              September 15, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


                        (Continued on following pages)
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

     D. Michael Walden

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)   [_]
          (b)   [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e):                              [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

7.   SOLE VOTING POWER

     843,950 (See Items 4, 5 and 6)

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     843,950 (See Items 4, 5 and 6)

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     843,950 (See Items 4, 5 and 6)

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                             [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     20.6%

14.  TYPE OF REPORTING PERSON

     IN

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             STATEMENT OF INFORMATION REQUIRED PURSUANT TO SECTION
          13(D)(1) OR 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SECTION 13D

The following statement of information is being filed by D. Michael Walden pursuant to Regulation 240.13d-1 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, par value $.01 per share, of
Metrotrans   Corporation, a Georgia Corporation (the "Issuer"), whose principal
office is located at   777 Greenbelt Parkway, Griffin, Georgia 30223.

Item 2.   Identity and Background.
          -----------------------

     (a)  Name:  D. Michael Walden

     (b) Business Address: 200 Westpark Drive, Suite 220, Peachtree City, Georgia 30269

     (c) Employment: Chairman of the Board of Directors and Chief Executive Officer

     (d)  Criminal Convictions: None

     (e)  Civil Proceedings: None

     (f)  Citizenship: United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Not applicable

Item 4.   Purpose of Transaction.
          ----------------------

     Mr. Walden holds the shares for investment purposes. Pursuant to an Agreement dated August 21, 1998 (the "Agreement"), between The Mayflower Corporation plc ("Mayflower"), Mayflower (U.S. Holdings), Inc., the Issuer, Mr. Walden, Terri B. Hobbs, Randolph B. Stanley and M. Earl Meck, Mr. Walden and Ms. Hobbs shall have the right (the "Put"), commencing December 31, 2000 and expiring 45 days after results of operation are published by the Issuer for the period ending December 31, 2002 (the "Option Term"), to tender all of either of their shares of Issuer Common Stock to Mayflower at a price equal to the average of the closing bid and asked prices reported on the Nasdaq National Market for the 20 trading days immediately prior to

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the date that notice of intent to exercise the Put is given; provided that in no event will the purchase price per share exceed $40.00 per share, and provided further that the purchase price per share shall be no less then $10.00 per share for the period from December 31, 2000 to December 31, 2001; no less than $12.50 per share for the period from January 1, 2002 to September 30, 2002; and no less than $15.00 per share for the period from October 1, 2002 to December 31, 2002. As of the date of the Agreement, Ms. Hobbs owned 70,200 shares of Issuer Common Stock (including 18,750 shares issuable upon exercise of outstanding stock options currently exercisable, 12,500 restricted shares that are subject to forfeiture upon certain circumstances and 450 shares owned by her spouse). In the event that the Option Term expires without Mr. Walden and Ms. Hobbs, or either of them, having exercised the Put or under certain other circumstances, Mayflower shall have the right to purchase (the "Call"), at any time prior to December 31, 2004, all of the shares owned by Mr. Walden or Ms. Hobbs.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of this date, Mr. Walden is the beneficial owner of 843,950 shares of Common Stock of the Issuer. (1)

     (b) Mr. Walden owns sole power to vote and to dispose of the shares, subject to the terms of the Put and the Call as described in Item 4.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

          (1) Includes 18,750 shares issuable upon exercise of outstanding stock options. Excludes an additional 19,250 shares issuable upon exercise of outstanding stock options that are not currently exercisable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     In addition to the provisions described in Item 4 above, the Agreement provides for the reconstitution of the Board of Directors of the Issuer to increase the number of directors from six to eight, consisting of five directors appointed by the directors of the Issuer and three directors appointed by Mayflower. Mr. Walden, Ms. Hobbs and Mayflower have agreed to vote their shares of Common Stock of the Issuer at any meeting of the stockholders of the Issuer or in a written consent thereof to maintain the composition and membership of the Board of Directors of the Issuer as provided in the Agreement. By virtue of such agreement, Mr. Walden may be

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deemed to be part of a "group" with Mayflower solely for purposes of Section
13(d) of the Securities Exchange Act of 1934, as amended. Mr. Walden disclaims membership in a group and does not affirm the existence of a group.

     A copy of the Agreement is filed as Exhibit 1 hereto, and such Agreement is incorporated herein by reference. The foregoing is not a complete description of the terms of the Agreement or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the Agreement.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1 Agreement dated August 21, 1998, among Mayflower, the Issuer, Mr. Walden, Terri B. Hobbs, Randolph B. Stanley and M. Earl Meck.

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                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: September 25, 1998                /s/ D. Michael Walden
      -------------------------------   ----------------------------------
                                        Name: D. Michael Walden

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